EDAP TMS S.A. ANNOUNCES CHANGES TO THE SENIOR MANAGEMENT OF THE COMPANY

Vaulx-en-Velin, France, November 19, 2003-- EDAP TMS S.A. (Nasdaq: EDAP) , a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced the resignation of Mr. Antoine Tetard, as president of the Company's HIFU division, EDAP S.A.

Simultaneously, the Company announced the appointment of Hugues de Bantel as president of EDAP S.A. Mr. de Bantel will immediately assume the role of president of EDAP S.A. and will retain the position of president of the Company's Urological Devices and Services ("UDS") division. The two divisions will continue to be run separately and will continue to be reported as such.

Philippe Chauveau, Chairman and Chief Executive Officer of EDAP TMS S.A. commented, The board thanks Mr. Tetard for his years of service to the Company and wishes him well in his future endeavors. Additionally, the board feels that it is quite fortunate that Mr. de Bantel has agreed to spearhead EDAP S.A. and focus on continuing the growth of our HIFU business.

In the next few weeks, Mr. de Bantel will study a new strategy for EDAP S.A. in line with the economic realities that we see today and with the general directives defined by the board. Upon completion of this review, we will inform you and anticipate organizing a conference call to discuss these results, concluded Mr. Chauveau.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.